UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 26th July, 2017	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 26th July, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of the 23rd Annual General Meeting of the Bank.

Exhibit I

July 26, 2017

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Proceedings/ Outcome of the 23rd Annual General Meeting.

We wish to inform you that the 23rd Annual General Meeting (AGM) of the Bank was held on July 24, 2017 at 2.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai- 400020.

The following items as stated in the Notice of 23d AGM were taken up for consideration:

Item no.	Resolutions

1.	Adoption of audited financial statements (standalone and consolidated) for the year ended March 31, 2017 and the reports of the Board of Directors and Auditors thereon

2.	Declaration of Dividend on equity shares

3.	Appointment of Director in place of Mr. Paresh Sukthankar (DIN 01843099), who retires by rotation and being eligible, offers himself for re-appointment

4.	Appointment of Director in place of Mr. KaizadBharucha (DIN 02490648), who retires by rotation and being eligible, offers himself for re-appointment

5.	Re-appointment of Statutory Auditors and fixing of their remuneration

6.	Appointment of Mr. SrikanthNadhamuni (DIN 02551389) as a Director of the Bank

7.	Re-appointment of Mr. Paresh Sukthankar (DIN 01843099) as Deputy Managing Director of the Bank

8.	Re-appointment of Mr. KaizadBharucha (DIN 02490648) as Executive Director of the Bank

9.	Re-appointment of Mrs. ShyamalaGopinath (DIN 02362921) as a Part Time Non Executive Chairperson and Independent Director of the Bank

10.	To ratify and approve related party transactions with Housing Development Finance Corporation Limited

11.	To ratify and approve related party transactions with HDB Financial Services Limited

12.	To issue Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Senior Long Term Infrastructure Bonds on a private placement basis

All resolutions were passed with overwhelming majority.

You are requested to kindly take the same on record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) & Company Secretary